September 20, 2021

VIA EDGAR
==========
Megan Miller
Senior Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Miller,
On September 14, 2021, you provided comments by telephone to Tanya Boyle to the annual reports of the series of the Trust for the periods indicated below. Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Greenberg Traurig LLP to make on behalf of the Trust.
Fund	FYE
The Sector Rotation Fund	9/30/2020
Arin Large Cap Theta Fund	2/28/2021
Matisse Discounted Closed-End Fund Strategy	3/31/2021
QCI Balanced Fund	9/30/2020
Matisse Discounted Bond CEF Strategy	3/31/2021

Comment 1. In the MD&A for the QCI Balanced Fund, the discussion should include a discussion of the market factors that impacted performance as well as a discussion of the investments that contributed or detracted from the Fund’s performance.

Response. The Registrant will include this information in the MD&A going forward.

Comment 2. For the Arin Large Cap Theta Fund, please enhance the disclosure to account for the Fund’s cash-settled options if applicable.

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Response. If the Fund has cash-settled options, the Registrant will add the disclosure requested going forward.

Comment 3. In the notes for the Sector Rotation Fund, it states that the Fund is non-diversified, but the registration statement says that the Fund is diversified. Please reconcile the inconsistency going forward.

Response. The Fund is diversified. The Registrant will correct the error going forward.

Comment 4. For the Sector Rotation Fund, please confirm that the Fund has separately disclosed any distributions of realized gains from underlying funds in accordance with Regulation S-X 6-07.7(b).

Response. The Registrant so confirms.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle